Valuation Adjustments

The purpose of a valuation adjustment is to reflect differences between the characteristics of the subject and those of the comparable dataset(s) from which the indications of value are derived.  As valuations are based on the financial principle of substitution, these adjustments are an attempt to account for the varying degrees of risk associated with the subject interest vis a vis "comparable" investments.

The following adjustments were considered during the valuation process.  Not all are applicable for the given situation, but all were reviewed for applicability.  Those discounts considered appropriate are discussed in detail below.

  Control premium / minority discount

  Marketability discount

  Block discount

  Voting vs. non-voting stock adjustment

  Key person discount

  Discount for trapped-in capital gains

  Discount for known or potential environmental liability

  Discount for pending litigation

  Portfolio discount (for unattractive assemblage of assets)

  Concentration of customer or supplier base

Control Premium / Minority Discount

Due to the involuntary nature of the subject transaction, no minority discount will be applied to valuation methods that initially yield a whole company value.  For methods that initially yield a marketable minority value, we will attempt to remove the minority discount through the application of a control premium.

The precise determination of an appropriate minority discount (or inversely, a control premium) can be extremely difficult, if not impossible.  Two major bodies of empirical evidence are often used to estimate minority discounts:1

1.   Prices at which controlling interests are acquired in the public market compared with the preannouncement minority stock trading prices, and

2.   Prices at which holding company interests sell compared with their underlying net asset values.

a.       REITs

b.      SEC-registered limited partnership interests

c.       Closed-end mutual funds

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1 Pratt, Discounts and Premiums, p. 62

The Mergerstat/Shannon Pratt's Control Premium Study is widely used to quantify minority discounts and control premiums used in the business valuation, business appraisal, venture capital, and merger and acquisition (M & A) professions.  The database currently contains information on over 2,850 total transactions involving the acquisition of controlling interests in publicly traded companies.  A search on SIC Codes 6021 and 6022 returned 372 transactions with a mean control premium of 32.1% and a median premium of 27.3%.

Given the nature of the block of stock being valued and after consideration of the various discount studies and bodies of empirical evidence appropriate to this valuation, it is our determination that a 27.3% control premium is appropriate for use in methods that require such an adjustment.

Marketability

Generally, minority interests in privately held corporations command significant marketability discounts due to the difficulty associated with liquidating such interests.  Several of the key factors in determining the appropriate marketability discount include:

  The size and stability of dividends

  Prospects for liquidity (probably length of holding period)

  The pool of potential buyers

  Growth prospects

One of the more robust measures of marketability discounts, from the standpoint of the volume of supporting data over a long period, is the difference in required return for holders of bonds of differing durations.  This analysis is described by Fishman, et al, in Guide to Business Valuations2:

The difference in return requirements between short-term securities and long-term securities provides insight into how investors measure risk that results from holding a security for a long period of time.  Long-term bond holders are exposed to greater uncertainty during the holding period compared to investors in short-term securities.  For example, while long term bonds are readily marketable, they are not necessarily marketable at their par value.  An investor may be required to hold the bond to maturity to sell it for its par value if the interest rates rise.  Therefore, investors require a higher rate of return to compensate for the uncertainty of the longer holding period before the interest can be sold at its par value.

To estimate the premium investors demand to compensate for this form of risk, the yield of short-term and long-term securities must be examined.  The U.S. Treasury market is idea for this examination due to (a) the vast amount of historical data readily available, (b) the zero default risk inherent in all U.S. Treasury notes, bills and bonds and (c) the large market that exists for these securities, minimizing transaction costs and affirming the validity of the measured data points.  Comparing the yield of the 90-day Treasury Bill to the yield of the 10-year Constant Maturity Treasury Bond over various time periods ending in April 2003 provides the following results:

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2 Jay Fishman, Shannon Pratt, Clifford Griffith and Keith Wilson.  Guide to Business Valuations.  (Fort Worth, TX: Practitioners Publishing Company).  Sec. 1405.

Table 8

600	360	240	180	120	60
Month Average Premium	Month Average Premium	Month Average Premium	Month Average Premium	Month Average Premium	Month Average Premium
39.50%	38.71%	49.14%	53.39%	57.32%	73.42%

Based on this analysis, and with the support of a number of other discount studies, we determined that a marketability discount of up to 39.5% was appropriate for this valuation.

Application of Adjustments

As identified above, two valuation adjustments are warranted in this valuation.  It is important to note, however, that not all valuation methods require the application of all adjustments.  The following table shows the application of valuation adjustments to the various values determined using the methods discussed above.

Peoples Bancshares of Pointe Coupee Parish, Inc.
Valuation Methods Summary

Valuation Method	Method Results Before Adjustments	Result Type Discount (Premium)	Indicated Whole Bank Value Before Adjustments	Subject Level Marketability Discount (Premium)	Fair Value per Share	Resulting Book Multiple	Resulting Earnings Multiple
Book Value	9,530,776		9,530,776		30.85	1.00
Comparable Sales - Whole Bank	14,426,892		14,426,892	39.5%	28.25	0.92	9.57
Public Bank Exchange Value (High Earnings)	16,046,640	-27.30%	20,427,373	39.5%	40.00	1.30	13.55
Public Company P/E Multiple (High Earnings)	13,953,600	-27.30%	17,762,933	39.5%	34.78	1.13	11.78
Disc. Future Returns (70% payout ratio)	9,367,921		9,367,921		30.32	0.98	10.27

					Fair Value per Share	Resulting Book Multiple	Resulting Earnings Multiple
Total Shares Outstanding	308,977			Average	33.34	1.08	11.29
				High	40.00	1.30	13.55
Trailing 12 Month Earnings	912,000			Low	28.25	0.92	9.57
EPS	2.95